UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Avis Budget Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

053774105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒    Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105

1.           Names of Reporting Persons
              I.R.S. Identification Nos. of above persons (entities only)

              Karthik R. Sarma

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) ☐
              (b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

              United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	7,000,000
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	7,000,000

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

              7,000,000

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐

11.         Percent of Class Represented by Amount in Row (9)

              6.8%

12.         Type of Reporting Person (See Instructions)

              IN

CUSIP No. 053774105

1.           Names of Reporting Persons
              I.R.S. Identification Nos. of above persons (entities only)

              SRS Investment Management, LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) ☐
              (b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	7,000,000
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	7,000,000

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

              7,000,000

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

              6.8%

12.         Type of Reporting Person (See Instructions)

              OO

CUSIP No. 053774105

1.           Names of Reporting Persons
              I.R.S. Identification Nos. of above persons (entities only)

              SRS Partners US GP, LLC

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) ☐
              (b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	4,166,375
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	4,166,375

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

              4,166,375

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

              4.1%

12.         Type of Reporting Person (See Instructions)

              OO

CUSIP No. 053774105

1.           Names of Reporting Persons
              I.R.S. Identification Nos. of above persons (entities only)

              SRS Partners US, LP

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) ☐
              (b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	4,166,375
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	4,166,375

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

              4,166,375

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

              4.1%

12.         Type of Reporting Person (See Instructions)

              PN

CUSIP No. 053774105

1.           Names of Reporting Persons
              I.R.S. Identification Nos. of above persons (entities only)

              SRS Partners, Ltd.

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) ☐
              (b) ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization

              Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	2,833,625
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	2,833,625

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

              2,833,625

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.         Percent of Class Represented by Amount in Row (9)

              2.8%

12.         Type of Reporting Person (See Instructions)

              CO

Item 1.

(a)	The name of the issuer is Avis Budget Group, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 6 Sylvan Way, Parsippany, New Jersey 07054.

Item 2.

(a)
This Statement is being filed by (i) SRS Partners US, LP, a Delaware limited partnership (the “Domestic Fund”), (ii) SRS Partners, Ltd., a Cayman Islands exempted company (the “Offshore Fund”; and, together with the Domestic Fund, the “Funds”), (iii) SRS Partners US GP, LLC, a Delaware limited liability company (the “General Partner”), (iv) SRS Investment Management, LLC, a Delaware limited liability company (the “Investment Manager”), and (v) Karthik R. Sarma, the Managing Member of the Investment Manager and the General Partner (all of the foregoing, collectively, the “Filers”).  Each Fund is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The Funds directly beneficially own all of the shares reported in this Statement.  Mr. Sarma and the Investment Manager (and the General Partner, with respect to the shares owned by the Domestic Fund) may be deemed to share with the Funds voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b)	The principal business office of each of the Domestic Fund, the Investment Manager, the General Partner and Mr. Sarma is:

1 Bryant Park, 39th Floor
New York, New York 10036
USA

The principal business office of the Offshore Fund is:

c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House, South Church Street
George Town, Grand Cayman, KY1-1104
Cayman Islands

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
☐	(e)	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
☐	(f)	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
☐	(g)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2010.  The percentage ownership of each Filer is based on 102,860,655 shares of Common Stock outstanding as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2010.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)           Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2011

KARTHIK R. SARMA
SRS PARTNERS US, LP
SRS PARTNERS, LTD.
SRS PARTNERS US GP, LLC
SRS INVESTMENT MANAGEMENT, LLC

By: /s/ Karthik R. Sarma_______________________
Karthik R. Sarma, for himself, as Managing Member of the
General Partner, and as Managing Member of the Investment
Manager (for itself, the Domestic Fund and the Offshore Fund)